                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

                TRANSACTION STATEMENT UNDER SECTION 13 (E) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                                   RULE 13E-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                                PIONEER RAILCORP
                              (NAME OF THE ISSUER)

                                PIONEER RAILCORP
                           PIONEER MERGER CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                      COMMON STOCK, CLASS A $.001 PAR VALUE
                                    WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                    723839106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)



                        J. MICHAEL CARR                                                      COPY TO:
             PRESIDENT AND CHIEF EXECUTIVE OFFICER                                      TIMOTHY E. KRAEPEL
                        PIONEER RAILCORP                                         HOWARD & HOWARD ATTORNEYS, P.C.
                    1318 SOUTH JOHANSON ROAD                                     39400 WOODWARD AVENUE, SUITE 101
                     PEORIA, ILLINOIS 61607                                      BLOOMFIELD HILLS, MI 48304-5151
                         (309) 697-1400                                                   (248) 723-0347
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                       FILING STATEMENT)



                              --------------------

This statement is filed in connection with (check the appropriate box):

a.    [X]         The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
      [ ]         13e-3(c) under the Securities Exchange Act of 1934.
b.    [ ]         The filing of a registration statement under the Securities
                  Act of 1933.
c.    [ ]         A tender offer.
d.    [ ]         None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE


                   Transaction valuation*                 Amount of filing fee
                   ----------------------                 --------------------
                     $4,838,950                                   $614


* For purposes of calculating the fee only. This amount assumes the acquisition of 480,000 shares of common stock of the subject company acquired in the merger for $2.85 per share in cash plus 4,117,000 warrants for $0.85 per warrant (the "Total Consideration"). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this
         Schedule 13E-3 equals .0001267 of the Total Consideration.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                          Filing Party:

Form or Registration No.:                           Date Filed:


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                TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER


ITEM 1.           SUMMARY TERM SHEET

                  The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER."

ITEM 2.           SUBJECT COMPANY INFORMATION

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT PIONEER RAILCORP AND ITS AFFILIATES--General, --Repurchases of Securities by Pioneer Railcorp, --Recent Affiliate Transactions in Pioneer Railcorp Securities; --Market for Securities and Dividend Information; and --Dividend Policy" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Number of Shares Outstanding."

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON

                  The filing persons are Pioneer Railcorp and Pioneer Merger Corporation. The subject company is Pioneer Railcorp. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION ABOUT PIONEER RAILCORP AND ITS AFFILIATES--General," "--Pioneer Merger Corporation," "--Directors and Executive Officers of Pioneer Railcorp" and "--Voting Securities and Principal Holders Thereof."

ITEM 4.           TERMS OF THE TRANSACTION

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SUMMARY TERM SHEET --Overview of the Merger," "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Requirements for Shareholder Approval," "SPECIAL FACTORS--Purposes of and Reasons for the Merger Proposal, --Structure of the Merger, --Recommendation of our Board of Directors; -- Financial Fairness, --Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Holders and --Material U.S. Federal Income Tax Consequences of the Merger," and " INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Rights of Appraisal" and "INFORMATION ABOUT PIONEER RAILCORP AND ITS AFFILIATES--Voting Securities and Principal Holders Thereof."

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT PIONEER RAILCORP AND ITS AFFILIATES--Recent Affiliate Transactions in Pioneer Railcorp Securities, and -- Repurchases of Securities by Pioneer Railcorp"; "SPECIAL FACTORS--Recommendation of our Board of Directors; -- Financial Fairness, -- Interests of Certain Persons in the Merger, and -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Holders."

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -- Structure of the Merger, -- Purposes of and Reasons for the Merger Proposal, -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Holders, -- Operations of Pioneer Railcorp following the Merger; -- Financing of the Merger; -- Termination of Securities Exchange Act Registration; and, -- Conversion and Exchange of Stock Certificates and Warrants," and "INFORMATION ABOUT PIONEER RAILCORP AND ITS AFFILIATES --Directors and Executive Officers of Pioneer Railcorp, -- Market for Common Stock; and -- Dividend Policy,"


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ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -- Purposes of and Reasons for the Merger Proposal, --Background of Merger Proposal --Recommendation of our Board of Directors, -- Purposes and Reasons for Pioneer Merger Corporation for the Merger Proposal, -- Interests of Certain Persons in the Merger, -- Pro Forma Effect of the Merger, -- Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Holders, -- Operations of the Company following the Merger, and -- Material U.S. Federal Income Tax Consequences of the Merger," and "PRO FORMA FINANCIAL STATEMENTS."

ITEM 8.           FAIRNESS OF THE TRANSACTION

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS -- Background of the Merger Proposal; -- Recommendation of our Board of Directors; -- Financial Fairness; and -- Position of Pioneer Merger Corporation as to the Fairness of the Merger."

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

                  The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS--Financial Fairness, -- Determination of the Terms of the Merger"; "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER"; and Appendix B--Opinion of Independent Financial Advisor.

ITEM 10.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS -- Financing of the Merger; and, -- Source of Funds and Expenses."

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY

                  The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT PIONEER RAILCORP AND ITS AFFILIATES--Voting Securities and Principal Holders Thereof, --Recent Affiliate Transactions in Pioneer Railcorp Securities and --Repurchases of Securities by Pioneer Railcorp."

ITEM 12.          THE SOLICITATION OR RECOMMENDATION

                  The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL
                  FACTORS--Recommendation of our Board of Directors; -- Financial Fairness; and -- Position of Pioneer Merger Corporation as to the Fairness of the Merger" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS -- Voting at the Special Meeting."


ITEM 13.          FINANCIAL STATEMENTS

                  (a) The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from Pioneer Railcorp's Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. The information in the proxy statement referred to in "DOCUMENTS INCORPORATED BY REFERENCE" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

                  Pioneer Railcorp does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

                  (b) The information set forth in the proxy statement under "SELECTED HISTORICAL FINANCIAL DATA" and "PRO FORMA FINANCIAL DATA" is incorporated herein by reference.




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ITEM 14.          PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

                  The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS--Solicitation of Proxies."

ITEM 15.          ADDITIONAL INFORMATION

                  Portions of the Preliminary Proxy Statement included as
                  Exhibit 1 hereto which are not otherwise specifically incorporated by reference under Items 1 -- 14 of this Schedule 13E-3 are hereby incorporated herein by this reference.

ITEM 16.          EXHIBITS

                  1. Preliminary Proxy Statement, Form of Proxy, Notice of Special Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on November 9, 2004, including Appendix A--Agreement and Plan of Merger; Appendix B--Opinion of Independent Financial Advisor; and Appendix C--Iowa Appraisal Rights Statute.

                  2. Valuation Report as of June 30, 2004 of Donnelly Penman & Partners.



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                                    SIGNATURE



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 9, 2004                 PIONEER RAILCORP




                                        By:      /s/J. Michael Carr
                                           -------------------------------------
                                           J. Michael Carr
                                           President and Chief Executive Officer



                                        PIONEER MERGER CORPORATION




                                        By:     /s/J. Michael Carr
                                           -------------------------------------
                                           J. Michael Carr
                                           President




                                      -5-
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                                  EXHIBIT INDEX

1. Preliminary Proxy Statement, Form of Proxy, Notice of Special Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on November 9, 2004, including Appendix A--Agreement and Plan of Merger; Appendix B--Opinion of Independent Financial Advisor; and Appendix C--Iowa Appraisal Rights Statute.

2.   Valuation Report as of June 30, 2004 of Donnelly Penman & Partners.


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